Exhibit 99.1

Ecopetrol Discloses Minority Shareholders' Agreement

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) hereby reports that representatives of the minority shareholders with the largest holdings of the Company’s shares have submitted a "Shareholders' Agreement", subscribed by five pension and retirement funds, in which such minority shareholders have nominated Mr. CARLOS GUSTAVO CANO SANZ as an independent member of the Board of Directors of the Company.

Pursuant to the Majority Shareholder’s Declaration, the nomination of Mr. CANO as an independent member of the Board of Directors and selected by the minority shareholders is to be included as the ninth item in the program that will be submitted for consideration at the Extraordinary Shareholders' Meeting

Bogota, February 03, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co